SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Purchase of GigaMedia shares by CEO Collin Hwang

The company is to confirm that its Chief Executive Officer Collin Hwang has purchased a total of 858,412 shares of GigaMedia stock at an average price of $0.58 during the period between November 9, 2015 and November 16, 2015. The purchases were made during an open window period and in full compliance with all company and legal guidelines.

Collin Hwang, CEO of the Company, stated “Due to the the rapid changes and instability in global economic condition, we had to re-evaluate our moving forward strategy. On the other hand, we keep the cash in hand and will continue to look for potential investment opportunities which could bring consistent revenue and profits to the Company. At present, our company’s net cash value is about US$1.2 per share and around 90% of the cash is in US dollar which is getting strong but we are able to minimize the loss on currency exchange. In addition to the aforementioned, I do believe that our company’s current stock price is far more undervalued. And that’s why I purchased more our company’s shares on the market.”

Mr. Collin Hwang now holds a total of 2,316,550 shares, an ownership of around 4.2% in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date:	November 18, 2015	By:	/s/ HUANG, SHIH-CHIN
(Signature)
		Name:	HUANG, SHIH-CHIN
		Title:	Head of Finance Department